EXHIBIT 99.1

For release at 6:30 am

Contact:

Robert F. Doman, President & CEO – 978.909.2216

Richard Christopher, VP Finance & CFO – 978.909.2211

Chad Rubin, Investor Relations Contact, The Trout Group LLC – 646.378.2947

Cory Tromblee, Media Contact, MacDougall Biomedical Communications – 781.235.3060

DUSA Pharmaceuticals Reports

Second Quarter 2012 Corporate Highlights and Financial Results

Quarterly Domestic Kerastick® Revenues Up 22% Year-Over-Year;

Quarterly Product Gross Margins Up 21% Year-Over-Year

Conference call and audio webcast will be held today, August 2nd, at 8:30 am EDT

WILMINGTON, Mass. – August 2, 2012 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT), reported today its corporate highlights and financial results for the second quarter ended June 30, 2012.

Financial highlights for the second quarter include:

•	Total product revenues were $11.7 million for the second quarter of 2012, representing a $2.1 million, or 21%, improvement year-over-year.

•	Domestic Kerastick® revenues totaled $11.2 million for the second quarter of 2012, representing a $2.0 million, or 22%, improvement year-over-year.

•	Product gross margins were $9.9 million for the second quarter of 2012, representing a $1.7 million, or 21%, year-over-year improvement.

•	The Company generated $2.3 million in positive cash flow (change in cash and cash equivalents and marketable securities) during the second quarter of 2012.

Management Comments:

“The second quarter of 2012 was another strong quarter for the Company,” stated Robert Doman, President and CEO. “This marks the 27th consecutive quarter of year-over-year domestic Kerastick® volume growth and the 11th consecutive quarter of being either cash flow positive and/or profitable on a non-GAAP basis.”

“Quarterly top-line revenue growth and margin expansion allowed us to absorb incremental investment into our business while remaining cash flow positive and profitable on both a GAAP and non-GAAP basis,” continued Doman.

“For the remainder of 2012, we intend to build upon our strong first half financial performance, with a focus on increasing revenues and the further advancement of commercial and developmental projects to expand our Levulan® PDT franchise. We have completed, as planned, enrollment in both of our Phase 2 clinical studies utilizing the broad area/short drug incubation (BASDI) method for the treatment of actinic keratoses (AKs). We look forward to the preliminary results of these studies which we expect to announce in the latter part of this year,” concluded Doman.

Second Quarter 2012 Financial Results:

Total product revenues were $11.7 million in the second quarter of 2012, an increase of $2.1 million, or 21%, from $9.7 million in the second quarter of 2011. The increase in revenues was mainly attributable to a $2.0 million increase in Kerastick® revenues. The Kerastick® revenue improvement was driven by a 14% increase in sales volume and an 8% increase in the average selling price. Kerastick® sales volumes increased to 74,808 units sold in the second quarter of 2012 from 65,706 units sold in the comparable 2011 period. Domestic Kerastick® sales volumes increased by 9,198 units, or 14%, and were partially offset by a 96 unit decrease in the international volumes. BLU-U® revenue improved slightly, $28K or 6%, and was driven mainly by an 18% increase in volume. During the second quarter there were 66 BLU-U® units sold, as compared to the 56 units sold in the comparable prior year quarter. The average selling price of the unit decreased by 8% year-over-year due to incentive pricing offered to customers.

DUSA’s net income on a GAAP basis was $2.2 million, or $0.08 per common share on a diluted basis, for the second quarter of 2012, compared to net income of $1.1 million, or $0.04 per common share on a diluted basis, in the second quarter of 2011. The financial results, on a GAAP basis, have been impacted by the fair value accounting of warrants issued in 2007, which totaled a $1.3 million gain and a $0.9 million loss for the second quarter of 2012 and 2011, respectively. The warrants have an exercise price of $2.85 and expire in April 2013.

Please refer to the section entitled “Use of Non-GAAP Financial Measures” and the accompanying financial table included at the end of this release for a reconciliation of GAAP to non-GAAP results for the three and six-month periods ended June 30, 2012 and 2011, respectively.

DUSA’s non-GAAP income from continuing operations for the second quarter of 2012 was $1.6 million, or $0.06 per common share on a diluted basis, consistent with the comparable prior year period. The Company’s non-GAAP results were driven by product margin improvement of $1.8 million, which was offset by a $1.8 million year-over-year increase in our operating costs.

First Half 2012 Financial Results:

Total product revenues for the six-month period ended June 30, 2012 were $25.1 million, an increase of $4.5 million, or 22%, from $20.7 million in the comparable prior year period. The increase in revenues was attributable to a $4.1 million increase in Kerastick® revenues and a $0.3 million increase in BLU-U® revenues. The Kerastick® revenue improvement was driven by a 12% increase in sales volume and an 8% increase in the average selling price. Kerastick® sales volumes increased to 158,070 units sold in the first half of 2012 from 140,919 units sold in the comparable 2011 period. Domestic Kerastick® sales volumes increased by 20,424 units, or 15%, and were partially offset by a 3,273 unit decrease in our international volumes. The BLU-U® revenue improvement was driven mainly by a 50% increase in volume. During the first half of 2012, 180 units were sold compared to the 120 units sold in the comparable prior year period. The average selling price of the unit decreased by 7% year-over-year due to incentive pricing offered to customers.

DUSA’s net income on a GAAP basis for the six-month period ended June 30, 2012 was $1.8 million, or $0.07 per common share on a diluted basis, compared to net income of $0.5 million, or $0.02 per common share in 2011 on a diluted basis. The Company’s financial results on a GAAP basis have been negatively impacted by the fair value accounting of warrants issued in 2007, which totaled a $0.6 million loss and a $3.1 million loss for the periods ended June 30, 2012 and 2011, respectively. The warrants have an exercise price of $2.85 and expire in April 2013.

DUSA’s non-GAAP income from continuing operations for the six-month period ended June 30, 2012 was $3.6 million, or $0.14 per common share on a diluted basis, compared to income of $3.5 million, or $0.13 per common share on a diluted basis in 2011. The change in the Company’s non-GAAP profitability was mainly the result of product margin improvement of $3.8 million, which was partially offset by a $3.6 million year-over-year increase in operating costs.

As of June 30, 2012, total cash, cash equivalents, and marketable securities were $31.3 million, compared to $28.2 million at December 31, 2011. The Company generated $3.1 million in positive cash flow (change in cash and cash equivalents and marketable securities) during the first half of 2012.

Other updates:

•

The Company is conducting a Phase 2 clinical trial studying the broad area application with 1, 2 and 3-hour (short) drug incubation using the Levulan® Kerastick® for the treatment of actinic keratoses (AKs) of the face or scalp. The study, initiated during the fourth quarter of 2011, enrolled 235 patients at 13 clinical trial sites across the United States. The Company expects preliminary results of the trial to become available by the end of the year.

•

The Company is also conducting a pilot Phase 2 clinical trial studying the safety and efficacy of treating AKs on the upper extremities utilizing the BASDI method. This study enrolled 70 patients at 3 clinical sites. Patient treatments have concluded and the Company expects preliminary results of this trial to become available by the end of the third quarter.

Conference Call and Audio Webcast Details and Dial-in Information:

In conjunction with this announcement, DUSA will host a conference call and audio webcast today:

Thursday, August 2, 2012 - 8:30am EDT

North American callers dial:

877-645-6210

International callers dial:

970-315-0447

Conference ID: 1086316

To access the call online via webcast, please click here, or visit http://bit.ly/N9OzRE.

A telephone replay will be available shortly after the live call concludes. To access the replay, dial 855-859-2056 (North American callers) or 404-537-3406 (International callers). The telephone replay and webcast will also be accessible on the investors section of our website approximately six hours following the call at www.dusapharma.com.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:

Revenues for the three and six-month periods were comprised of the following:

	Three-months ended June 30,		Six-months ended June 30,
	2012 (Unaudited)	2011 (Unaudited)	2012 (Unaudited)	2011 (Unaudited)

Kerastick® Product Revenues:
United States	$11,184,000	$9,136,000	$23,798,000	$19,331,000
Canada	62,000	—	62,000	183,000
Korea	—	83,000	—	199,000

Subtotal Kerastick® Product Revenues	11,246,000	9,219,000	$23,860,000	19,713,000

BLU-U® Product Revenues:
United States	474,000	452,000	1,281,000	940,000
Canada	6,000	—	6,000	—

Subtotal BLU-U® Product Revenues	480,000	452,000	1,287,000	940,000

TOTAL PRODUCT REVENUES	$11,726,000	$9,671,000	$25,147,000	$20,653,000

DUSA Pharmaceuticals, Inc.

Condensed Consolidated Balance Sheets

	June 30, 2012 (Unaudited)	December 31, 2011 (Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$26,560,253	$24,423,682
Marketable securities	4,775,828	3,791,942
Accounts receivable, net	2,636,621	3,729,303
Inventory	3,403,328	2,823,173
Prepaid and other current assets	1,029,728	1,380,763
Current assets of discontinued operations	—	38,671

TOTAL CURRENT ASSETS	38,405,758	36,187,534
Restricted cash	176,032	175,810
Property, plant and equipment, net	1,783,959	1,601,101
Deferred charges and other assets	71,878	57,833

TOTAL ASSETS	$40,437,627	$38,022,278

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,110,165	$803,639
Accrued compensation	1,082,004	2,351,342
Other accrued expenses	3,050,417	2,459,562
Current liabilities of discontinued operations	248,649	851,775

TOTAL CURRENT LIABILITIES	5,491,235	6,466,318
Deferred revenue	893,232	900,769
Warrant liability	2,823,063	2,216,763
Other liabilities	144,061	157,238

TOTAL LIABILITIES	9,351,591	9,741,088

SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 25,001,008 and 24,649,614 shares of common stock, no par, at June 30, 2012 and December 31, 2011, respectively	151,774,972	151,985,930
Additional paid-in capital	11,788,877	10,606,654
Accumulated deficit	(132,489,191)	(134,336,998)
Accumulated other comprehensive loss	11,378	25,604

TOTAL SHAREHOLDERS’ EQUITY	31,086,036	28,281,190

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$40,437,627	$38,022,278

DUSA Pharmaceuticals, Inc.

Condensed Consolidated Statement of Operations

	Three-months ended June 30,		Six-months ended June 30,
	2012 (Unaudited)	2011 (Unaudited)	2012 (Unaudited)	2011 (Unaudited)
Product revenues	$11,726,106	$9,671,254	$25,146,791	$20,652,943
Cost of product revenues and royalties	1,778,078	1,471,153	3,847,946	3,101,717

GROSS MARGIN	9,948,028	8,200,101	21,298,845	17,551,226
Operating costs:
Research and development	2,206,877	1,108,774	4,257,640	2,432,418
Marketing and sales	4,000,951	3,288,573	8,634,530	7,261,797
General and administrative	2,874,681	2,550,287	5,957,451	5,003,034

TOTAL OPERATING COSTS	9,082,509	6,947,634	18,849,621	14,697,249

INCOME FROM OPERATIONS	865,519	1,252,467	2,449,224	2,853,977

Other income	1,904	19,533	4,883	35,987
Gain/(loss) on change in fair value of warrants	1,317,506	(875,437)	(606,300)	(3,064,370)

INCOME/(LOSS) FROM CONTINUING OPERATIONS	2,184,929	396,563	1,847,807	(174,406)
INCOME FROM DISCONTINUED OPERATIONS	—	714,032	—	680,101

NET INCOME	$2,184,929	$1,110,595	$1,847,807	$505,695

BASIC NET INCOME/(LOSS) PER SHARE – CONTINUING OPERATIONS	$0.09	$0.02	$0.07	$(0.01)
DISCONTINUED OPERATIONS	—	0.03	—	0.03

BASIC NET INCOME PER SHARE	$0.09	$0.05	$0.07	$0.02

DILUTED NET INCOME/(LOSS) PER SHARE – CONTINUING OPERATIONS	$0.08	$0.01	$0.07	$(0.01)
DISCONTINUED OPERATIONS	—	0.03	—	0.03

DILUTED NET INCOME PER SHARE	$0.08	$0.04	$0.07	$0.02

Weighted average common shares outstanding, basic	24,951,545	24,539,627	24,835,418	24,412,221
Weighted average common shares outstanding, diluted	26,914,805	26,813,329	26,902,570	26,334,058

Use of Non-GAAP Financial Measures

In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude income from discontinued operations, certain items including share-based compensation expense, and the change in fair value of warrants. The Company believes that this presentation is useful to help investors better understand DUSA’s financial performance and competitive position. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business, evaluate DUSA’s performance, and incentivize employees. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation, or as superior to, or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.

Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	Three-months ended June 30,		Six-months ended June 30,
	2012 (Unaudited)	2011 (Unaudited)	2012 (Unaudited)	2011 (Unaudited)
GAAP NET INCOME	$2,184,929	$1,110,595	$1,847,807	$505,695
INCOME FROM DISCONTINUED OPERATIONS	—	(714,032)	—	(680,101)

GAAP INCOME/(LOSS) FROM CONTINUING OPERATIONS	2,184,929	396,563	1,847,807	(174,406)
Share-based compensation (a)	732,208	374,972	1,182,223	571,621
Change in fair value of warrants (b)	(1,317,506)	875,437	606,300	3,064,370

NON-GAAP INCOME FROM CONTINUING OPERATIONS	$1,599,631	$1,646,972	$3,636,330	$3,461,585

BASIC NON-GAAP INCOME FROM CONTINUING OPERATIONS PER SHARE	$0.06	$0.07	$0.15	$0.14

DILUTED NON-GAAP INCOME FROM CONTINUING OPERATIONS PER SHARE	$0.06	$0.06	$0.14	$0.13

Weighted average common shares outstanding, basic	24,951,545	24,539,627	24,835,418	24,412,221
Weighted average common shares outstanding, diluted	26,914,805	26,813,329	26,902,570	26,334,058

(a)	Share-based compensation expense based on the fair value of the awards granted to employees.
(b)	Non-cash (gain)/loss on change in fair value of warrants.

About DUSA Pharmaceuticals

DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® PDT technology platform. Levulan® Kerastick® (aminolevulinic acid HCl) for Topical Solution, 20% plus blue light illumination using DUSA’s BLU-U® Blue Light Photodynamic Therapy Illuminator is currently approved for the treatment of minimally to moderately thick actinic keratoses (AKs) of the face or scalp.

DUSA is based in Wilmington, Massachusetts. Please visit our website at www.dusapharma.com. Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to management’s intentions concerning its focus for the remainder of 2012, expectations for the timing of preliminary results of clinical trials, and management’s beliefs concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, marketing of competitive products, actions by health regulatory authorities, clinical trial risks, expenses and results, changing economic conditions, the status of our patent portfolio, reliance on third parties, including sole source vendors, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2011.

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